SECURITIES AND EXCHANGE COMMISSION

WASHINGTON , DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 4*

NORTHEAST BANCORP

(Name of Issuer)

Voting Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

663904209

(CUSIP Number)

Michael R. Mayberry

Senior Vice President - Legal

Continental Grain Company

767 Fifth Avenue

New York, NY  10153

(212) 207-2898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 663904209	13D	Page 2 of 14

1	NAME OF REPORTING PERSON: Arlon Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 3 of 14

1	NAME OF REPORTING PERSON: Arlon Capital Partners General Partner II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 4 of 14

1	NAME OF REPORTING PERSON: Arlon Capital Partners Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 5 of 14

1	NAME OF REPORTING PERSON: Arlon Advisor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 6 of 14

1	NAME OF REPORTING PERSON: Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 663904209	13D	Page 7 of 14

1	NAME OF REPORTING PERSON: Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		669,280
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		669,280
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.13%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 663904209	13D	Page 8 of 14

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D, dated December 29, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereof, dated May 15, 2012, Amendment No. 2 thereof, dated May 21, 2012, and Amendment No. 3 thereof, dated December 10, 2015 (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, collectively, the “Schedule 13D”). The Schedule 13D relates to the voting common stock, par value $1.00 per share (the “Voting Common Stock”), and, to the extent described in Items 3 and 6 below, the non-voting common stock, par value $1.00 per share (the “Non-Voting Common Stock”, and together with the Voting Common Stock, the “Common Stock”), of Northeast Bancorp, a corporation organized under the laws of the state of Maine (the “Issuer”), with its principal executive offices located at 500 Canal Street, Lewiston, Maine 04240.

This Amendment No. 4 to Schedule 13D is being filed to reflect a change in the beneficial ownership of the Reporting Persons as a result of the Transactions (as defined in Item 3 below).

Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

Each response herein is based on there being a total of 8,230,417 shares of Voting Common Stock issued and outstanding as of September 7, 2018. The response in Item 6 is based on there being a total of 820,742 shares of Non-Voting Stock issued and outstanding as of such date.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Schedule 13D is being jointly filed by Arlon Capital Partners LP, a Delaware limited partnership (“ACP”), Arlon Capital Partners General Partner II LP, a Delaware limited partnership (“ACP II GP”), Arlon Capital Partners Management Company LLC, a Delaware limited liability company (“ACP Management”), Arlon Advisor LLC, a Delaware limited liability company (“Arlon Advisor”), Continental Grain Company, a Delaware corporation (“CGC”), and Paul J. Fribourg, a natural person and citizen of the United States of America (collectively, together with ACP, ACP II GP, ACP Management, Arlon Advisor and CGC, the “Reporting Persons”).

The principal business of ACP is to make investments.  ACP’s general partner with respect to the Subject GP Interests (as defined in Item 3 below) is ACP II GP. ACP’s general partner with respect to other matters is Arlon Capital Partners General Partner LP, a Delaware limited partnership (“ACP GP”). The principal business of ACP II GP is to act as the general partner of ACP with respect to the Subject GP Interests.   The principal business of ACP GP is to act as the general partner of ACP with respect to other matters concerning ACP. The sole general partner of each of ACP II GP and ACP GP is ACP Management, whose principal business is to act as the general partner of such entities.  ACP Management’s sole member is Arlon Advisor, whose principal business is to act as the investment advisor to ACP and certain other investment vehicles. Arlon Advisor’s sole member is CGC, whose principal business is agribusiness and making investments.  Mr. Paul Fribourg is the Chairman, Chief Executive Officer and President of CGC.

The executive officers and directors of CGC are as follows:

Paul Fribourg, Chairman, Chief Executive Officer and President

Michael J. Zimmerman, Vice Chairman

Francis W. Baier, Executive Vice President and Chief Financial Officer

Charles Fribourg, Directeur General – Arlon Group (Europe) S.A., and Director of Continental Grain Company

Alan H. Fishman, Director

Jim Manzi, Director

Gerald Rosenfeld, Director

Morton Sosland, Director

Stephen R. Volk, Director

James D. Wolfensohn, Director

CUSIP No. 663904209	13D	Page 9 of 14

The business address of the Reporting Persons and each of the other persons identified in this Item 2 is c/o Continental Grain Company, 767 Fifth Avenue, New York, NY 10153.

(d) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other persons identified in this Item 2, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other persons identified in this Item 2, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated March 30, 2010 (the “Merger Agreement”), between FHB Formation LLC (“FHB”) and the Issuer, Arlon Capital Partners II LP, a Delaware limited partnership (“ACP II”), purchased limited liability company units in FHB for $4,571,598 in the aggregate, which units were immediately exchanged in the merger for 317,286 shares of Voting Common Stock.  The source of these funds was mainly from the investment capital of CGC, which was provided to ACP II from CGC as a limited partner of ACP II pursuant to a capital call.  The remainder of the funds were provided by other limited partners of ACP II pursuant to a capital call.

In connection with the closing on May 21, 2012 of the transactions contemplated by the Underwriting and Placement Agreement, dated May 15, 2012 (the “Underwriting Agreement”), by and among the Issuer and other parties named therein, relating to a public offering by the Issuer of Common Stock pursuant to a Registration Statement on Form S-1 (the “Public Offering”), ACP II purchased an aggregate of 1,197,585 shares of Common Stock (after giving effect to the underwriter’s exercise of its over-allotment option) for an aggregate purchase price of $9,602,030. The source of these funds was mainly from the investment capital of CGC, which was provided to ACP II from CGC as a limited partner of ACP II pursuant to a capital call. The remainder of the funds were provided by other limited partners of ACP II pursuant to a capital call.

Pursuant to an Exchange and Liquidation Agreement, dated July 31, 2015 (the “Exchange Agreement”,) among ACP, ACP II and ACP II GP, (a) ACP II transferred to ACP all of ACP II’s interest in the assets and liabilities of ACP II, including all of the shares of Common Stock owned by ACP II, in return for a separate class of limited partnership interests in ACP (the “Subject LP Interests”) with respect to which ACP II GP holds the general partner interest (the “Subject GP Interests”); (b) ACP II distributed to each of its limited partners (the “ACP II Limited Partners”) a Subject LP Interest having a value equal to the net asset value of each ACP II Limited Partner’s respective limited partnership interest in ACP II immediately prior to such transaction; and (c) ACP II distributed the Subject GP Interests to ACP II GP.

During the period beginning on October 25, 2018 and ending on October 30, 2018, ACP sold an aggregate of 78,428 shares of Voting Stock in a series of open-market transactions for an aggregate sale price of $1,591,304 (collectively, the “Transactions”).

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock were acquired and disposed of primarily for investment purposes.  Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures at it deems appropriate from time to time in furtherance of such interests.  Each of the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then beneficially owned by it, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.  Each of the Reporting Persons may also from time to time discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, or take such other similar actions as such Reporting Persons may deem appropriate.

In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. David Tanner, formerly Executive Vice President of CGC, was appointed to the board of directors of the Issuer on behalf of the Reporting Persons, and that position may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of Schedule 13D. While Mr. Tanner remains a director of the Issuer as of the date of this Schedule 13D, he is no longer an appointee of the Reporting Persons.

Notwithstanding the foregoing, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one of more of the matters described in Items 4(a)-(j) of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. 663904209	13D	Page 10 of 14

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) ACP directly owns 669,280 shares of Voting Common Stock, representing approximately 8.13% of the outstanding Voting Common Stock, and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the general partner of ACP with respect to the Subject GP Interests, ACP II GP may be deemed to beneficially own 669,280 shares of Voting Common Stock, representing approximately 8.13 % of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole general partner of ACP II GP, ACP Management may be deemed to beneficially own 669,280 shares of Voting Common Stock, representing approximately 8.13% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole member of ACP Management, Arlon Advisor may be deemed to beneficially own 669,280 shares of Voting Common Stock, representing approximately 8.13% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole member of Arlon Advisor and the holder of a majority interest in ACP, CGC may be deemed to beneficially own 669,280 shares of Voting Common Stock, representing approximately 8.13 % of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the Chairman, Chief Executive Officer and President of CGC and being one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Paul Fribourg’s family that collectively control a majority interest in CGC, Mr. Paul Fribourg may be deemed to beneficially own 669,280 shares of Voting Common Stock, representing approximately 8.13% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Paul Fribourg is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 3 above, 317,286 shares of Voting Common Stock were acquired in connection with the closing of the transactions contemplated by the Merger Agreement.  References to and descriptions of the Merger Agreement are qualified in their entirely by reference to the Merger Agreement, which is included hereto as Exhibit 99.2 and is incorporated by reference herein.  Under the Merger Agreement, the Issuer agreed to provide ACP II and certain other of the Issuer’s shareholders with registration rights, including certain rights to require the Issuer to file a resale registration statement and to effect an underwritten registered offering of such shareholder’s shares of Common Stock, as well as certain rights to have such shares covered by any other registration statements filed by the Issuer. References to and descriptions of the registration rights provided by the Merger Agreement are qualified in their entirely by reference to Schedule 6.20 (Registration Rights) to the Merger Agreement, which schedule is included hereto as Exhibit 99.3 and is incorporated by reference herein.

In addition, as described in Item 3, ACP II acquired an aggregate of 1,197,585 shares of Common Stock in connection with the closing of the Public Offering. References to and descriptions of the Underwriting Agreement herein are qualified in their entirety by reference to the Underwriting Agreement, which was filed by the Issuer as an exhibit to its Current Report on Form 8-K on May 16, 2012. The portion of the shares of Common Stock acquired by ACP II in the Public Offering that consisted of shares of Non-Voting Common Stock was made pursuant to a purchase agreement, dated May 15, 2012 (the “Purchase Agreement”). References to and descriptions of the Purchase Agreement herein are qualified in their entirety by reference to the form of Purchase Agreement, which is included hereto as Exhibit 99.4 and is incorporated by reference herein.

CUSIP No. 663904209	13D	Page 11 of 14

Further, as described in Item 3, ACP II transferred to ACP all of the Common Stock owned by ACP II pursuant to the Exchange Agreement. References to and descriptions of the Exchange Agreement herein are qualified in their entirety by the Exchange Agreement which is included hereto as Exhibit 99.5 and is incorporated by reference herein.

Moreover, as described in Item 3, ACP sold an aggregate of 78,428 shares of Voting Stock in the Transactions.

ACP owns an aggregate of 1,436,443 shares of Common Stock, which represents an aggregate of approximately 15.87% of the Issuer’s total equity.

CUSIP No. 663904209	13D	Page 12 of 14

Item 7.  Material to be filed as Exhibits.

Exhibit No.	Document
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of November 2, 2018, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).
99.4	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 16, 2012).
99.5	Exchange and Liquidation Agreement, dated July 31, 2015, among Arlon Capital Partners LP, Arlon Capital Partners II LP and Arlon Capital Partners General Partner II LP (previously filed with Amendment No. 3 to Schedule 13D).

CUSIP No. 663904209	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 2, 2018

Arlon Capital Partners LP

By:	Arlon Capital Partners General Partner II LP, its general partner for the Subject GP Interests

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ David Dryerman
Name: David Dryerman
Title: Vice President

Arlon Capital Partners General Partner II LP

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ David Dryerman
Name: David Dryerman
Title: Vice President

Arlon Capital Partners Management Company LLC

By:	/s/ David Dryerman
Name: David Dryerman
Title: Vice President

Arlon Advisor LLC

By:	/s/ David Dryerman
Name: David Dryerman
Title: Vice President

Continental Grain Company

By:	/s/ Ari Gendason
Name: Ari Gendason
Title: Senior Vice President - Chief Investment Officer

Paul J. Fribourg

By:	/s/ Paul J. Fribourg

CUSIP No. 663904209	13D	Page 14 of 14

Exhibit Index
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of November 2, 2018, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).
99.4	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 16, 2012).
99.5	Exchange and Liquidation Agreement, dated July 31, 2015, among Arlon Capital Partners LP, Arlon Capital Partners II LP and Arlon Capital Partners General Partner II LP (previously filed with Amendment No. 3 to Schedule 13D).